Finding Value in an Improving Market 3 September 2019 Exhibit 99.1

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SEADRILL AT A GLANCE We have drilled over 2500 wells in every major oil and gas basin in the world $1.9bn backlog with a premium customer base 40 newbuilds delivered since 2007 (across all asset classes) Over Better than IADC safety average over the last 5 years Leaders in safety… …as well as delivering strong operating uptime 98% 96% Industry leading cost competitiveness reduction in our all-in operating costs over the last 5 years. 20%

Non-drilling Investments Group Rigs 19 floaters 16 jack-ups 8 floaters 3 tenders 5 jack-ups 4 floaters1 5 jack-ups2 5 floaters Well services, land, and platform drilling 6 PLSV’s Backlog3 $1.9 billion $697 million $1.0 billion - $656 million $345 million - $1.5 billion Ownership 65% (Economic Interest) 50% 50% 50% None 16% equity $45m convert 50% Our franchise: rigs, management & investments

Capital Structure and Liquidity Cash of $1.5 billion No debt amortisation payments until 2020, with the ability to defer up to 2021 using ACE No debt maturities until June 2022 No financial covenants until 2021, other than minimum liquidity Net leverage and DSCR** covenants in 2021 only affect borrowing margin Remain focused on proactively management capital structure ACE = Amortization Conversion Election **Debt Service Cover Ratio

Source – Rystad Ucube, BP Energy Outlook 2019 Offshore barrels critical to meet future demand Total Liquids Supply and Demand Million Barrels of oil per day Offshore break-evens competitive with Shale Cumulative liquids supply cost curve USD/Barrel -4% Deepwater/ Ultra-Deepwater 10.7mmb/d production $31/bbl breakeven Average payback = 7 yrs North American Shale 15 mmb/d production $28/bbl breakeven average payback = 1 year Shelf (Shallow water) 18 mmb/d production $25/bbl breakeven Average payback = 6 years Oil Sands The offshore barrel is well positioned

Source – Rystad Ucube, BP Energy Outlook 2019 Offshore barrels critical to meet future demand Total Liquids Supply and Demand Million Barrels of oil per day Offshore break-evens competitive with Shale Cumulative liquids supply cost curve USD/Barrel -4% Deepwater/ Ultra-Deepwater 12.5mmb/d production $35/bbl breakeven Average payback = 7 yrs North American Shale 24 mmb/d production $41/bbl breakeven average payback = 1 year Shelf (Shallow water) 18 mmb/d production $26/bbl breakeven Average payback = 6 years The offshore barrel is well positioned

The recovery is progressing Source: IHS Markit Rigpoint, Seadrill Analysis Benign Environment Floaters Premium BE Jack-ups1 Harsh Environment Floaters Key: Linear trend line (fixtures awarded July 2017 – June 2018) Bubble size represents contract duration (rig-days)

The recovery is progressing Source: IHS Markit Rigpoint, Seadrill Analysis Benign Environment Floaters Premium BE Jack-ups1 Harsh Environment Floaters Key: Linear trend line (fixtures awarded July 2018 – June 2019) Bubble size represents contract duration (rig-days)

Deepwater pricing dynamics Illustrative dayrates: Reactivating cold-stacked rigs >$300k2 Current <$250k 79% Marketed utilization No. of rigs1 Source: IHS Markit Rigpoint, Seadrill Analysis

Common themes: Discipline and contract terms “customers are once again providing downtime, and reimbursements for mobilization and demobilization.” “No reactivations unless good return for stakeholders” “We have established a very high bar for reactivating an asset at this point in time” “where there is a mobilization cost, then we are seeing mobilization fees getting paid” “the rig is in transit to the US, Gulf of Mexico and in the shipyard receiving customer requested upgrades.“ “we will be performing additional upgrades to the rig requested for and paid entirely out by the rig's next customer.” “we will carefully evaluate reactivating jack-ups to meet cuts of demands when day rates justify cost to return these rigs to our active fleet”

AOD I Saudi Aramco 3 year extension West Phoenix Equinor, UK & Norway 2 x contract award West Neptune LLOG, GoM Extension + contract award West Gemini West Africa Extension + contract award West Saturn Equinor, Brazil Option exercise West Hercules Equinor, Norway 2 x contract award West Carina Petronas, Malaysia & Brunei 2 x contract award $104m $131m $130m $158m $34m $85m $82m West Castor Staatsolie, Mexico Contract award $25m West Telesto Malaysia Contract award Delivering in an improving market $17m aa Creating value through Joint Ventures Improved access to market High growth regions Strengthens customer relationships Day 1 cash flow and future dividend potential Limited upfront investment Potential for growing asset base $656 million in total contract value for GDI, option value of $700 million

Technology that will shape our industry Condition-based Maintenance Predicts failures before they happen Reduced overhaul interval results in lowered maintenance spend Reduces out of service time for major maintenance BOP Remote monitoring Developed in-house, at low cost BSEE approved, meets regulatory requirements Already deployed on 3 rigs for customers in US-GOM Hybrid Power 10-15% lower CO2, SOx and Nox 10-15% lower operating cost 40% lower maintenance costs related to power generation systems Red Zone Management using Vision IQ Combines Artificial Intelligence (AI), and LiDAR technology for 3D visualizations Sharing with the wider industry

Our investment proposition Large and modern fleet Proven track record Capital, cost and contract discipline Leveraged play on the recovery

Appendix UDW fleet based on rigs classified by IHS Markit Rigpoint as of August 2019, as ‘Competitive’, and capable of operating in water depths > 7500ft Estimate based on unlevered free cash flow, two-year pay-back period, $75m investment cost (includes reactivation cost, SPS, and operations preparation), and a 10% WACC Deepwater Pricing Dynamics Premium jack-ups defined as benign environment jack-ups capable of operating in +350 ft water depths The recovery is progressing Includes 2 Seadrill UDW drillships from Seadrill’s owned and managed fleet, and 2 UDW newbuild drillships from Sonangol Includes 2 Seadrill jack-ups from Seadrill’s fleet, and 3 newbuild jack-ups from a third party shipyard Backlog is as of 30 June 2019. Our franchise: rigs, management & investments